                                                                       EXHIBIT 1


                                                         [GRAPHIC - CINRAM LOGO]

QUARTERLY REPORT

SECOND QUARTER 2004

                     CINRAM REPORTS SECOND QUARTER EARNINGS
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Inc. reported consolidated revenue of $425.4 million for the quarter ended June 30, 2004, up from $137.8 million in 2003. Earnings before interest and taxes (EBIT(1)) for the quarter increased to $24.6 million from $12.1 million in 2003, and net earnings were $8.5 million, or $0.15 per share compared with $8.3 million, or $0.15 per share in 2003. After having reduced its total debt by $97.1 million to $952.8 million from $1,049.9 million at December 31, 2003, and having paid $52.3 million for capital assets, Cinram ended the first half of 2004 with a cash position of $169.2 million.

"Cinram's performance for the first half of the year is on track with our expectations," said Cinram chief executive officer Isidore Philosophe. "Even with the natural seasonality of our financial results, our strong cash flow from operations has allowed us to aggressively pay down our debt while making the necessary investments to grow our business."

Consolidated revenue more than tripled to $887.7 million in the first half of 2004, up from $268.1 million in 2003, driven by higher DVD sales generated through both the acquisition of the Time Warner businesses and organic growth.

Earnings before interest, taxes and amortization (EBITA(2)) for the first half of the year increased by 250 percent to $165.4 million from $47.3 million in 2003, and net earnings by 50 percent to $23.4 million or $0.42 per share compared with $15.6 million or $0.28 per share in 2003.

INDUSTRY SEGMENTS

DVD sales for the quarter were up 207 percent over last year, increasing to $199.7 million from $65.1 million in 2003, and represented 47 percent of Cinram's consolidated revenue. DVD unit shipments were up 258 percent from the second quarter and 349 percent from the first half of 2003 respectively, principally fueled by an increase in demand for DVDs and the contribution of the acquired Time Warner businesses. As DVDs continues to enjoy record levels of demand, U.S.-based industry association The Digital Entertainment Group reported that the average consumer buy rate remains at approximately 16 per household each year.

VHS video cassette sales continued to decline in the second quarter to $14.3 million from $25.0 million in 2003, representing three percent of consolidated revenue, compared with 18 percent in the same period last year.

Second quarter CD sales were stronger than in the first quarter, supported by higher CD shipments in both Europe and North America. CD sales increased to $73.0 million in the second quarter of 2004, up from $26.9 million in 2003 as a result of the contribution of the acquired businesses and an increase in demand. CDs accounted for 17 percent of Cinram's second quarter consolidated revenue in 2004, up from 15 percent in the first quarter of 2004.

The Printing segment, which encompasses the results of Ivy Hill Corporation, contributed $48.2 million of revenue to second quarter results and represented 11 percent of consolidated revenue. The Other segment, which includes distribution, Giant Merchandising Inc. and miscellaneous revenue, generated second quarter revenue of $87.5 million. Second quarter distribution revenue increased to $39.7 million from $15.2 million in 2003, in line with higher DVD and CD sales. Giant Merchandising generated revenue of $44.3 million in the second quarter.

GEOGRAPHIC SEGMENTS

Revenue from North America increased by 205 percent to $329.9 million in the second quarter of 2004, up from $108.2 million in the comparable period in 2003. The significant increase in revenue was attributable to an increase in DVD and CD shipments, the addition of the printing and merchandising divisions of the acquired businesses, and to a lesser extent distribution revenue, and was partially offset by lower VHS video cassette and audio cassette shipments as well as lower selling prices. North American revenue represented 78 percent of second quarter consolidated revenue.

In Europe, second quarter revenue increased to $95.5 million from $29.6 million in 2003, largely due to the contribution of the European facility acquired from Time Warner. The increase in European revenue in the second quarter can also be attributed to higher DVD and CD-ROM sales in France and higher DVD sales in the United Kingdom, both of which were partially offset by lower VHS video cassette sales. European revenue represented 22 percent of second quarter consolidated revenue.

OTHER FINANCIAL HIGHLIGHTS

Second quarter gross profit margins were 19 percent, up from 18 percent in the corresponding 2003 period. Selling, general and administrative expenses for the quarter were also equivalent to 2003 at 9 percent of consolidated sales. Amortization increased to $52.4 million from $12.3 million in 2003, largely due to the acquired businesses and a $17.7 million non-cash charge related to the amortization of the Time Warner contracts and deferred financing fees. Interest expense for the quarter was also higher at $13.2 million as a result of the debt incurred by the Company during the fourth quarter of 2003 to fund the acquisition of the Time Warner businesses.

The Company paid $17.8 million for capital assets in the second quarter and anticipates that its planned capital investments, principally allocated to increasing DVD capacity and automation of its distribution facilities, will translate into improved efficiencies as it heads into the busy second half. Its $150 million revolving credit line remained untapped.

Cinram entered into three-year interest rate swaps for $250 million of its long-term debt during the second quarter. In July, the Company entered into an additional interest rate cap arrangement for $210 million of its long-term debt. These arrangements were put in place to hedge against future interest rate increases.

For the second quarter of 2004, the weighted average number of shares outstanding was 56.6 million compared with 55.5 million in the second quarter of 2003.

OTHER SUBSEQUENT EVENTS

On July 9, Cinram announced the acquisition of entertainment media distributor The Entertainment Network Ltd. (TEN) in the United Kingdom, through its wholly owned subsidiary, Cinram Europe BV. Although the TEN acquisition will not have a material impact on the Company's 2004 results, it significantly enhances Cinram's European distribution network by providing it with complete order-to-cash supply chain capabilities.

Also in July, Cinram settled patent litigation with Matsushita Electric Industrial Co., Ltd. While terms of the settlement were not disclosed, the settlement will not have a material impact on Cinram's results.

DIVIDEND

Cinram's Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on September 30, 2004, to the shareholders of record at the close of business on September 15, 2004.

2004 GUIDANCE

Cinram re-iterates its revenue and EBITA(2) guidance of $1.8 to $2.0 billion and $390 to $410 million respectively for the full year in 2004.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

----------------------------------------------------------------------------------------------------------------
                                                   Three months ended June 30          Six months ended June 30
----------------------------------------------------------------------------------------------------------------
(unaudited, in thousands of U.S. dollars)             2004             2003             2004               2003
----------------------------------------------------------------------------------------------------------------
EBITA(2)                                            $77,072          $24,410          $165,439           $47,293
----------------------------------------------------------------------------------------------------------------
Amortization                                        $34,739          $12,263          $ 68,139           $23,363
Amortization of intangible assets and deferred
  financing fees                                    $17,690                -          $ 37,322                 -
----------------------------------------------------------------------------------------------------------------
EBIT(1)                                             $24,643          $12,147          $ 59,978           $23,930
----------------------------------------------------------------------------------------------------------------
Interest expense                                    $13,213          $   680          $ 26,640           $ 1,415
Investment income                                   $  (734)         $  (819)         $   (886)          $(1,521)
Income taxes                                        $ 3,687          $ 3,946          $ 10,775           $ 8,399
----------------------------------------------------------------------------------------------------------------
NET EARNINGS                                        $ 8,477          $ 8,340          $ 23,449           $15,637
----------------------------------------------------------------------------------------------------------------

(1) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

(2) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

THIS INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) SHOULD BE READ IN CONJUNCTION WITH THE MD&A IN CINRAM'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003. WHERE WE SAY "WE," "US," OR THE "COMPANY," WE MEAN CINRAM INTERNATIONAL INC. AND ITS SUBSIDIARIES. EXTERNAL ECONOMIC AND INDUSTRY FACTORS REMAIN SUBSTANTIALLY UNCHANGED, UNLESS OTHERWISE STATED.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company's actual future results may be materially different from what we expect. All forward-looking statements attributable to Cinram are expressly qualified by these cautionary statements.

OVERVIEW

We have historically prepared our consolidated financial statements in Canadian dollars. In January 2004, we changed our reporting currency to the U.S. dollar to provide our investors with more relevant information. We use the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior periods. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity. Revenue and expenses as well as cash flow items are translated at weighted average rates for the period.

Our results for the first six months of 2004 include results from the acquisition of Time Warner Inc.'s CD and DVD manufacturing, distribution, printing, and screen-printing entertainment merchandising businesses (the "Acquisition" or the "Acquired Businesses") for the full period. The Acquisition was completed on October 24, 2003.

REVENUE

Revenue for the second quarter of 2004 increased 209% to $425.4 million, from $137.8 million in 2003. Revenue for the six months ended June 30, 2004, increased to $887.6 million from $268.1 million in 2003. While the Acquisition contributed to the increase in revenue for both these periods over last year, we have been balancing production requirements across our facilities since the close of the Acquisition, which makes it difficult to compare the periods on an organic basis. Total multimedia units shipped increased during the second quarter of 2004 and on a year to date basis due to a significant increase in DVD and CD unit shipments, which were partially offset by unit declines in VHS video cassettes. Total second quarter DVD units shipped declined from the first quarter because of expected seasonality in our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

INDUSTRY SEGMENTS

HOME VIDEO

In the second quarter of 2004, revenue from the Home Video replication/duplication segment increased to $214.0 million from $90.0 million in the comparable 2003 period. For the first half of 2004, revenue from the Home Video replication/duplication segment grew to $466.5 million from $170.9 million in 2003. The growth in demand for DVDs during the second quarter and in the first half of 2004 was offset by a decline in VHS video cassette revenue combined with lower selling prices. This segment accounted for 50% of consolidated revenue in the second quarter and 53% in the first half of 2004, down from 65% and 64% respectively in the comparable 2003 periods.

DVD revenue increased 207% to $199.7 million from $65.1 million in the second quarter, and 281% in the first half of 2004 to $433.2 million from $113.7 million in 2003, reflecting increased revenue generated by the Acquired Businesses combined with greater consumer demand for DVDs across all geographic regions. DVD revenue represented 47% of consolidated revenue in the second quarter, consistent with the comparable 2003 period. As a percentage of consolidated revenue, DVD revenue for the first half of 2004 was 49%, up from 42% in 2003.

VHS video cassette revenue fell 43% in the second quarter to $14.3 million from $25.0 million in 2003, and was down 42% in the first half of 2004 to $33.3 million from $57.2 million in 2003, reflecting a decrease in both unit shipments and selling prices. VHS video cassette revenue represented 3% of consolidated revenue in the second quarter and 4% in the first half of 2004, down from 18% and 21% respectively from the comparable 2003 periods.

AUDIO/ROM

Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) increased 159% to $75.8 million in the second quarter of 2004 from $29.3 million in 2003. For the first half of 2004, revenue from the Audio/ROM segment grew 162% to $146.4 million from $55.9 million in 2003. The growth in this segment stems from greater unit shipments from the Acquired Businesses in North America and Europe. The Audio/ROM segment accounted for 18% of consolidated revenue in the second quarter and 16% in the first half of 2004, down from 21% in both the comparable 2003 periods. The Audio/ROM segment has declined as a percentage of consolidated revenue because of the increasing importance of DVDs in our product mix, and the addition of new businesses from the Acquisition.

Audio CD revenue increased 180% in the second quarter to $58.9 million from $21.0 million in 2003, and 179% in the first half of 2004 to $114.2 million from $40.9 million in 2003, because of higher unit shipments. Audio CD revenue represented 14% of consolidated revenue in the second quarter and 13% in the first half of 2004, down from 15% in both the comparable 2003 periods.

CD-ROM revenue increased 139% in the second quarter to $14.1 million from $5.9 million in 2003, and 153% in the first half of 2004 to $26.1 million from $10.3 million in 2003, driven by an increase in unit shipments from the Acquired Businesses in North America and Europe as well as strong organic growth in France. CD-ROM revenue represented 3% of consolidated revenue in the second quarter and in the first half of 2004, down from 4% in both comparable 2003 periods.

Audio cassette revenue increased 17% in the second quarter to $2.8 million from $2.4 million in 2003, and 30% in the first half of 2004 to $6.1 million from $4.7 million in 2003, due to the contribution of the Acquired Businesses. Audio cassette revenue represented 1% of consolidated revenue in the quarter and in the first half of 2004, down from 2% both comparable 2003 periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

PRINTING

In the second quarter of 2004, revenue from the Printing segment generated by Ivy Hill Corporation was $48.2 million, or 11% of consolidated revenue. Printing revenue for the first half of 2004 was $112.5 million, or 13% of consolidated revenue. Since we acquired Ivy Hill on October 24, 2003, and we did not operate in this segment previous to the Acquisition, there is no comparative revenue figure for the prior year period.

OTHER

Distribution and fulfillment services revenue (included in Other segment) increased to $39.7 million in the second quarter from $15.2 million in 2003, and represented 9% of consolidated revenue down from 11% in the second quarter of 2003. In the first half, distribution revenue was $70.3 million and accounted for 8% of consolidated revenue compared with $27.5 million or 10% of consolidated revenue in 2003. Distribution and fulfillment services are a major influence in our ability to secure significant new contracts; however, distribution revenue has declined as a percentage of consolidated revenue because of the increasing importance of DVDs in our product mix, and the addition of new businesses from the Acquisition.

Merchandising revenue generated from Giant Merchandising (also included in Other segment) was $44.3 million or 10% of consolidated revenue in the quarter, and $78.0 million or 9% of consolidated revenue for the first half of 2004. Since we acquired Giant Merchandising on October 24, 2003, and we did not operate in this business previous to the Acquisition, there is no comparative revenue figure for the prior year period.

Other non-core business revenue increased to $3.5 million in the second quarter of 2004, from $3.3 million in 2003. Other revenue represented 1% of consolidated revenue for the quarter, down from 2% in the second quarter of 2003. For the first half of 2004, other revenue was $13.9 million compared with $13.8 million in 2003, and represented 2% of consolidated revenue down from 5% last year.

GEOGRAPHIC SEGMENTS

NORTH AMERICA

North American revenue increased 205% in the second quarter to $329.9 million from $108.2 million in 2003, and 236% in the first half to $711.5 million from $211.8 million in 2003. The significant increase in revenue was attributable to an increase in DVD and CD shipments and the addition of the printing and merchandising divisions, which were partially offset by lower VHS video cassette and audio cassette shipments as well as lower selling prices.

Second quarter DVD revenue was up 135% to $145.1 million from $61.8 million in 2003, and increased 211% in the first half of 2004 to $337.5 million from $108.7 million in 2003. The increase was principally fueled by greater demand for DVDs and the contribution of the Acquired Businesses. North American DVD revenue represented 34% of consolidated revenue in the second quarter and 38% in the first half of 2004, down from 45% and 41% respectively in the comparable 2003 periods.

VHS video cassette revenue declined 18% in the second quarter to $9.1 million from $11.1 million in 2003, and 25% in the first half of 2004 to $23.4 million from $31.2 million in 2003. Declining unit shipments and selling prices contributed to the overall decrease in VHS video cassettes revenue for these periods. North American VHS video cassette revenue represented 2% of consolidated revenue in the second quarter and 3% in the first half of 2004, down from 8% and 12% respectively in the comparable 2003 periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

Audio CD and CD-ROM revenue was up 155% to $48.4 million from $19.0 million in 2003, increasing 159% in the first half of 2004 to $92.1 million from $35.5 million in 2003, as a result of the increase in unit shipments from the Acquired Businesses. North American Audio CD and CD-ROM revenue represented 11% of consolidated revenue in the second quarter and 10% in the first half of 2004, down from 14% and 13% respectively in the comparable 2003 periods.

Audio cassette revenue for the second quarter was on par with the prior year at $2.4 million, but increased 8% in the first half of 2004 to $5.1 million from $4.7 million in 2003.

Second quarter distribution revenue was up 171% to $32.3 million from $11.9 million in the prior year due to the significant increase in the number of units distributed from the Acquisition Businesses. Distribution revenue also increased 158% in the first half of 2004 to $55.3 million from $21.4 million in 2003.

Printing revenue totaled $48.2 million and $112.5 million in the second quarter and first half of 2004 respectively, representing 11% and 13% of consolidated revenue. Since we acquired Ivy Hill on October 24, 2003, and we did not operate in this segment previous to the Acquisition, there are no comparative revenue figures for prior year periods.

Giant Merchandising generated revenue of $44.3 million in the second quarter and $78.0 million in the first half of 2004, accounting for 10% and 9% of consolidated revenue respectively. Since we acquired Giant Merchandising on October 24, 2003, and we did not operate in this business previous to the Acquisition, there are no comparative revenue figures for prior year periods.

Other non-core business revenue was $0.1 million in the second quarter, down from $2.0 million in 2003. In the first half of 2004, other revenue decreased to $7.6 million from $10.3 million in 2003.

As a percentage of second quarter consolidated revenue, North American revenue was 78% compared with 79% in the second quarter of 2003. North American revenue represented 80% of consolidated revenue in the first half of 2004, up slightly from 79% in 2003.

EUROPE

In Europe, revenue increased 223% to $95.5 million in the second quarter from $29.6 million in 2003, increasing 213% to $176.1 million in the first half of 2004 from $56.3 million in 2003 as a result of revenue generated by the European Acquired Businesses.

In the second quarter, European DVD revenue increased to $54.6 million up from $3.3 million in 2003, growing to $95.7 million in the first half of 2004 from $5.0 million in 2003. In line with North America, the increase was largely attributable to the contribution of the European Acquired Businesses coupled with increased consumer demand for DVDs. European DVD revenue represented 13% of consolidated revenue in the second quarter and 11% in the first half of 2004, up from 2% in both the second quarter and first half of 2003.

VHS video cassette revenue was down 63% in the second quarter to $5.2 million from $13.9 million in 2003, declining 62% in the first half to $9.9 million from $26.0 million in 2003 because of lower unit shipments and selling prices. Consequently, European VHS video cassette revenue represented 1% of consolidated revenue in the second quarter and first half 2004, down from 10% in the comparable 2003 periods.

Audio CD and CD-ROM revenue increased 213% in the second quarter to $24.6 million from $7.9 million in 2003, and 208% in the first half of 2004 to $48.3 million from $15.7 million in 2003, as a

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

result of higher unit shipments from the European Acquired Businesses. European Audio CD and CD-ROM revenue represented 6% of consolidated revenue in the second quarter and 5% in the first half of 2004, compared with 6% in the comparable 2003 periods.

Audio cassette revenue for the second quarter was $0.4 million compared with NIL in 2003, and increased to $1.0 million in the first half from NIL in 2003.

Distribution revenue increased 124% in the second quarter to $7.4 million from $3.3 million in 2003, and 146% in the first half of 2004 to $15.0 million from $6.1 million in 2003, due to a significant increase in the number of units distributed from the European Acquired Businesses.

Other non-core business revenue was $3.3 million in the second quarter, up from $1.2 million in 2003. In the first half of 2004, other revenue increased 77% to $6.2 million from $3.5 million in 2003.

European revenue represented 22% of second quarter consolidated revenue, up from 21% in 2003. In the first half of 2004, European revenue represented 20% of consolidated revenue, down from 21% in 2003.

GROSS PROFIT

Gross profit for the second quarter was $80.9 million and $177.5 million in the first half of 2004, compared with $24.6 million and $48.5 million respectively in the comparable 2003 periods. As a percentage of consolidated revenue, gross profit increased to 19% in the second quarter from 18% in 2003. Gross profit margins for the first half of 2004 also improved to 20% from 18% in 2003. The increase in gross profit margins was generated by a more favorable product mix, led by an increase in DVDs that provide higher margins on a per unit basis.

Amortization expense from capital assets, included in cost of goods sold, increased to $34.7 million in the second quarter of 2004 from $12.3 million in 2003, and increased to $68.1 million in the first half of 2004 from $23.4 million in 2003, driven by increased amortization associated with the Acquired Businesses combined with the increase in capital expenditures over the past year.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased to $38.5 million in the second quarter from $12.5 million in 2003, and increased to $80.2 million in the first half of 2004 from $24.5 million in 2003, because of expenses incurred in the Acquired Businesses. As a percentage of consolidated revenue, selling, general and administrative expenses were 9% in the second quarter and in the first half of 2004, consistent with the prior year periods.

INTEREST EXPENSE

Interest expense increased to $13.2 million in the second quarter from $0.7 million in 2003, and to $26.6 million in the first half of 2004 from $1.4 million in 2003, due to the interest charges associated with the $1,025.0 million of debt incurred to finance the Acquisition. We paid interest at both fixed and floating rates during the second quarter and in June 2004, we entered into interest protection arrangements for a three-year term on $250.0 million of our long-term debt. In July, we entered into an additional three-year interest rate cap arrangement for $210.0 million of our long-term debt.

INVESTMENT INCOME

Investment income decreased to $0.7 million in the second quarter of 2004 compared with $0.8 million in 2003, and declined to $0.9 million in the first half of 2004 from $1.5 million in 2003, due to lower interest rates earned on cash balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

INCOME TAXES

Our effective tax rate for the second quarter of 2004 was 30%, compared with an effective rate of 32% in 2003. We benefited from a lower effective tax rate in the second quarter as a result of lower tax rates in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2004, our net debt position (long-term debt less cash and cash equivalents) decreased to a liability of $783.6 million from $796.1 million at December 31, 2003. We generated cash flow from operations of $28.8 million and $58.4 million in the three-month and six-month periods ended June 30, 2004, as strong net earnings and significant amortization were offset by changes in non-cash working capital. Our working capital position was $42.8 million at the end of the second quarter compared with $34.9 million at December 31, 2003. Earnings before interest expense, investment income and income taxes (EBIT(2)) were $24.6 million for the second quarter compared with $12.1 million in 2003. EBIT(2) increased 151% in the first half of 2004 to $60.0 million from $23.9 million in 2003.

Cinram paid $17.8 million in the second quarter and $52.3 million in the first half of 2004 for capital assets, mainly to increase DVD capacity in North America and Europe, and distribution automation in the United States.

CAPITAL STOCK AND DIVIDENDS

At June 30, 2004, we had 56.8 million common shares issued and outstanding. On August 5, 2004, Cinram's Board of Directors declared a $0.03 per share cash dividend payable on September 30, 2004, to the shareholders of record at the close of business on September 15, 2004.

During the first six months of 2004, Cinram's Board of Directors declared $0.06 per share in cash dividends.

EARNINGS

Our net earnings for the second quarter were $8.5 million compared with $8.3 million last year. On a per share basis, we reported net earnings of $0.15 for both periods.

In the first half of 2004, net earnings increased to $23.4 million or $0.42 per share from $15.6 million or $0.28 per share in 2004. On a year to date basis, we have recorded $63 million in amortization of intangibles and interest related to the Acquisition.

SUMMARY OF QUARTERLY RESULTS

                 REVENUE (000'S)              NET EARNINGS (000'S)                   EARNINGS PER SHARE
 QUARTER                                                                        BASIC                 DILUTED
               2004       2003      2002       2004      2003       2002   2004    2003   2002    2004   2003    2002
----------------------------------------------------------------------------------------------------------------------
FIRST      $462,237   $130,261  $113,509    $14,972    $7,297     $2,493  $0.27   $0.13  $0.05   $0.26  $0.13   $0.05
SECOND     $425,411   $137,812  $111,610     $8,477    $8,340     $4,928  $0.15   $0.15  $0.09   $0.15  $0.15   $0.09
THIRD            na   $147,229  $142,877         na   $13,833     $9,437     na   $0.25  $0.17      na  $0.24   $0.17
FOURTH           na   $411,591  $191,291         na   $23,550    $17,813     na   $0.42  $0.32      na  $0.42   $0.32
----------------------------------------------------------------------------------------------------------------------
YEAR             na   $826,893  $559,287         na   $53,020    $34,671     na   $0.95  $0.63      na  $0.94   $0.63

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2004 and 2003

RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

Reconciliation of EBITA and EBIT to net earnings:

--------------------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED JUNE 30           SIX MONTHS ENDED JUNE 30
--------------------------------------------------------------------------------------------------------------
(in thousands of U.S. dollars)                      2004              2003              2004             2003
--------------------------------------------------------------------------------------------------------------
EBITA(1)                                         $77,072           $24,410          $165,439          $47,293
--------------------------------------------------------------------------------------------------------------
Amortization of capital assets                   $34,739           $12,263          $ 68,139          $23,363
Amortization of intangible assets and
  deferred financing fees                        $17,690                 -          $ 37,322                -
--------------------------------------------------------------------------------------------------------------
EBIT(2)                                          $24,643           $12,147          $ 59,978          $23,930
--------------------------------------------------------------------------------------------------------------
Interest expense                                 $13,213           $   680          $ 26,640          $ 1,415
Investment income                                $  (734)          $  (819)         $   (886)         $(1,521)
Income taxes                                     $ 3,687           $ 3,946          $ 10,775          $ 8,399
--------------------------------------------------------------------------------------------------------------
NET EARNINGS                                     $ 8,477           $ 8,340          $ 23,449          $15,637
--------------------------------------------------------------------------------------------------------------

(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

                                                         [GRAPHIC - CINRAM LOGO]

CONSOLIDATED BALANCE SHEETS

                      (unaudited, stated in thousands of U.S. dollars, except per share amounts)
================================================================================================
                                                                    JUNE 30          December 31
                                                                       2004                 2003
------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                   $  169,218           $  253,823
     Accounts receivable                                            399,413              369,901
     Income taxes recoverable                                        11,206                    -
     Inventories                                                     50,741               44,606
     Prepaid expenses                                                27,811               11,341
     Future income taxes                                             21,740               21,933
------------------------------------------------------------------------------------------------
                                                                    680,129              701,604

Capital assets                                                      639,769              646,563
Goodwill                                                            266,717              279,426
Intangible assets                                                   339,452              376,393
Other assets                                                         81,183               50,571
Future income taxes                                                   4,499                4,657
------------------------------------------------------------------------------------------------
                                                                 $2,011,749           $2,059,214
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                            $  128,142           $  192,790
     Accrued liabilities                                            471,563              375,293
     Income taxes payable                                                 -                2,131
     Current portion of long-term debt                               36,695               95,417
     Current portion of obligations under capital leases                924                1,058
------------------------------------------------------------------------------------------------
                                                                    637,324              666,689

Long-term debt                                                      916,140              954,456
Obligations under capital leases                                      4,461                5,911
Other long-term liabilities                                          16,537               17,227
Future income taxes                                                  29,451               29,648

SHAREHOLDERS' EQUITY:
     Capital stock (Note 2)                                         170,109              163,174
     Contributed surplus (Note 1 ii.)                                 3,684                  117
     Retained earnings                                              190,721              172,564
     Foreign currency translation adjustment                         43,322               49,428
------------------------------------------------------------------------------------------------
                                                                    407,836              385,283
------------------------------------------------------------------------------------------------
                                                                 $2,011,749           $2,059,214
================================================================================================


See accompanying notes to consolidated financial statements.

                                                         [GRAPHIC - CINRAM LOGO]

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                         (unaudited, stated in thousands of U.S. dollars, except per share amounts)
===================================================================================================================
                                                 Three months ended June 30         Six months ended June 30
                                                        2004              2003              2004              2003
-------------------------------------------------------------------------------------------------------------------
Revenue                                             $425,411          $137,812          $887,648          $268,073
Cost of goods sold                                   344,557           113,167           710,188           219,618
-------------------------------------------------------------------------------------------------------------------
Gross profit                                          80,854            24,645           177,460            48,455
Selling, general and administrative expenses          38,521            12,498            80,160            24,525
Amortization of intangible assets and deferred
   financing fees                                     17,690                 -            37,322                 -
-------------------------------------------------------------------------------------------------------------------
Earnings before the undernoted                        24,643            12,147            59,978            23,930
Interest on long-term debt                            13,035               563            25,938             1,159
Interest on capital leases                                86               105               176               207
Other interest                                            92                12               526                49
Investment income                                       (734)             (819)             (886)           (1,521)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                          12,164            12,286            34,224            24,036
-------------------------------------------------------------------------------------------------------------------
Income taxes                                           3,687             3,946            10,775             8,399
-------------------------------------------------------------------------------------------------------------------
Net earnings                                           8,477             8,340            23,449            15,637
-------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of period               183,501           130,531           172,564           124,340
Effect of a change in accounting policy
   related to stock-based
   compensation (Note 1 ii.)                               -                 -            (2,759)                -
Dividends declared                                    (1,257)           (1,197)           (2,533)           (2,303)
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                    $190,721          $137,674          $190,721          $137,674
===================================================================================================================
Earnings per share (Note 4):
   Basic                                               $0.15             $0.15             $0.42             $0.28
   Diluted                                             $0.15             $0.15             $0.41             $0.28
===================================================================================================================
Weighted average number of shares outstanding
   (in thousands) (Note 4):
   Basic                                              56,600            55,450            56,376            55,324
   Diluted                                            57,568            56,111            57,376            55,734
===================================================================================================================

See accompanying notes to consolidated financial statements.

                                                         [GRAPHIC - CINRAM LOGO]
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   (unaudited, stated in thousands of U.S. dollars)
===================================================================================================================
                                                                        Three months                    Six months
                                                                       ended June 30                 ended June 30
                                                                 2004           2003           2004           2003
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATIONS:
Net earnings                                                 $  8,477       $  8,340       $ 23,449       $ 15,637
Items not involving cash:
   Amortization                                                52,429         12,263        105,461         23,363
   Non-cash stock-based compensation                              486              -            807              -
   (Gain) loss on disposition of capital assets                  (811)            23           (662)          (122)
   Unrealized foreign exchange loss (gain)                      2,513         (1,025)         1,528         (5,785)
Change in non-cash operating working capital (Note 5)         (34,303)        (4,747)       (72,144)         3,108
-------------------------------------------------------------------------------------------------------------------
                                                               28,791         14,854         58,439         36,201
FINANCING:
Repayment of long-term debt                                   (72,697)        (1,858)       (96,499)        (3,840)
Decrease in obligations under capital leases                     (232)          (236)        (1,367)          (425)
Issuance of common shares                                       1,786          3,392          6,935          3,392
Change in other long-term liabilities                              12              -           (599)             -
Dividends paid                                                 (1,257)        (1,197)        (2,533)        (2,303)
-------------------------------------------------------------------------------------------------------------------
                                                              (72,388)           101        (94,063)        (3,176)
INVESTMENTS:
Transaction costs relating to Time Warner
   Acquired Businesses                                              -              -           (890)             -
Purchase of capital assets                                    (17,774)       (21,806)       (52,321)       (29,055)
Proceeds on disposition of capital assets                         111            228          1,214            483
Decrease in other assets                                        1,029          4,758          6,005         11,491
-------------------------------------------------------------------------------------------------------------------
                                                              (16,634)       (16,820)       (45,992)       (17,081)
Foreign exchange (loss)/gain on cash held in foreign
   currencies                                                    (494)         6,824         (2,989)         9,754
-------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents              (60,725)         4,959        (84,605)        25,698
Cash and cash equivalents, beginning of period                229,943        124,726        253,823        103,987
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                     $169,218       $129,685       $169,218       $129,685
===================================================================================================================
Supplemental cash flow information:
   Interest paid                                             $ 11,020        $   592       $ 26,852       $  1,218
   Income taxes paid                                           23,630          8,872         25,333         14,407
===================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


1.    SIGNIFICANT ACCOUNTING POLICIES:

These unaudited interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of Cinram International Inc. (the "Company") as of June 30, 2004, and the results of operations and cash flows for the three and six month periods then ended.

The Company's business follows a seasonal pattern, whereby pre-recorded media sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate amount of total revenues is typically earned in the third and fourth quarters. The business seasonality results in performance for the second quarter ended June 30, 2004, which is not necessarily indicative of performance for the remainder of the year.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2003, audited consolidated financial statements, except as follows:

      I.    CHANGE IN REPORTING CURRENCY:

            The Company has historically prepared its consolidated financial statements in Canadian dollars. Beginning with the first quarter of 2004, the Company changed its reporting currency to U.S. dollars to provide investors with more relevant information. The Company used the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior periods. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity. Revenue and expenses as well as cash flow items are translated at weighted average rates for the period.

            The functional currencies of the Company and each of its subsidiaries remained unchanged. The Company's operations in the United States, the United Kingdom, France, Germany, and Mexico are considered to be self-sustaining. Assets and liabilities are translated using period-end exchange rates and revenue and expenses are translated at average exchange rates. Exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

      II.   STOCK-BASED COMPENSATION:

            Effective January 1, 2004, the Company adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

            Section 3870, prior periods have not been restated, instead, an adjustment has been made to the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on prior periods related to stock options granted on or after January 1, 2002. There were no options granted during the six months ended June 30, 2004, and the weighted average estimated fair value for options granted during 2003 was C$5.56 per share.

            The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option-pricing model with the following assumptions:

--------------------------------------------------------------------------
                                 Three and six months ended June 30, 2003
--------------------------------------------------------------------------
Risk-free interest rate                                                4%
Dividend yield                                                       1.0%
Volatility factor of the future expected
   market price of common shares                                      57%
Weighted average expected life of the options                     5 Years
==========================================================================

            The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

            a. Stock-based compensation expense for the three and six months ended June 30, 2004 was $487 and $808 respectively (three and six months ended June 30, 2003 - NIL) relating to the fair value of options granted in 2003 and 2002. The offset to the stock based compensation expense has been credited to contributed surplus.

            b. Option grants after January 1, 2002 - The cumulative effect of the change on prior periods related to stock options granted on or after January 1, 2002, amounted to $2,759 and has been charged against opening retained earnings in 2004, with the offset credited to contributed surplus.

            During the three and six months ended June 30, 2003, had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings, and earnings per share would have been reported as the pro forma amounts indicated below.

==============================================================================================
                                       Three months ended June 30    Six months ended June 30
                                                             2003                        2003
----------------------------------------------------------------------------------------------
Net earnings, as reported                                  $8,340                     $15,637
Stock-based compensation expense                              656                       1,023
----------------------------------------------------------------------------------------------
Pro forma net earnings                                     $7,684                     $14,614
==============================================================================================
Basic earnings per share, as reported                       $0.15                       $0.28
Effect of stock-based compensation
  expense                                                    0.01                        0.02
----------------------------------------------------------------------------------------------
Pro forma basic earnings per share                          $0.14                       $0.26
==============================================================================================
Diluted earnings per share, as reported                     $0.15                       $0.28
Effect of stock-based compensation
  expense                                                    0.01                        0.02
----------------------------------------------------------------------------------------------
Pro forma diluted earnings per share                        $0.14                       $0.26
==============================================================================================

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

      III.  ASSET RETIREMENT OBLIGATIONS:

            Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation.

            As at January 1, 2004, the Company has recorded a liability of $2,886 for the estimated present value of the costs of retiring leasehold improvements at the maturity of the facility leases and recorded deferred asset retirement costs of $2,886. The following table details the changes in the leasehold retirement liability.

------------------------------------------------------------------------------
January 1, 2004                                                        $2,886
Accretion charges recorded in cost of sales                                43
March 31, 2004                                                          2,929
Accretion charges recorded in cost of sales                                44
June 30, 2004                                                          $2,973
------------------------------------------------------------------------------

            The adjustment to leasehold improvements in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the three and six months ended June 30, 2004, the Company recorded amortization expense of $115 and $313 respectively in cost of sales. The impact of this new accounting standard was not material for 2003.

2.    CAPITAL STOCK:

The following table summarizes information on capital stock and stock options at June 30, 2004:

-------------------------------------------------------------------------------
                                             Outstanding           Exercisable
-------------------------------------------------------------------------------
Common shares                                 56,798,920                     -
Common share stock options                     1,779,308             1,229,977
-------------------------------------------------------------------------------

3.    PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three and six months ended June 30, 2004, the Company's 401(k) plan expense amounted to $2,142 and $4,473 respectively (three months ended June 30, 2003 - $94; six months ended June 30, 2003 - $222). The pension expense related to the Company's defined benefit plans for the three and six months ended June 30, 2004, amounted to NIL and $977 respectively (three and six months ended June 30, 2003 - NIL).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

4.    EARNINGS PER SHARE:

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

===================================================================================================
                                       Three months ended June 30         Six months ended June 30
                                            2004             2003               2004          2003
---------------------------------------------------------------------------------------------------
Earnings available to common              $8,477           $8,340            $23,449       $15,637
   shareholders

BASIC EARNINGS PER SHARE
Weighted average number of shares
   outstanding (000's)                    56,600           55,450             56,376        55,324
Basic earnings per share                   $0.15            $0.15              $0.42         $0.28

DILUTED EARNINGS PER SHARE
Weighted average number of shares
   outstanding (000's)                    56,600           55,450             56,376        55,324
Dilutive effect of stock options and
   warrants                                  968              661              1,000           410
---------------------------------------------------------------------------------------------------
Adjusted weighted average number of       57,568           56,111             57,376        55,734
   shares outstanding (000's)
Diluted earnings per share                 $0.15            $0.15              $0.41         $0.28
===================================================================================================

For the three and six months ended June 30, 2004, there were no outstanding stock options excluded from the computation of diluted earnings per share as the exercise price was below the average market price of the common shares for both periods. For the three and six months ended June 30, 2003, 702,500 stock options and 1,700,000 warrants; and 903,600 stock options and 1,700,000 warrants, respectively, were outstanding and excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for both periods.

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS:

The change in non-cash working capital items is comprised of the following:

==========================================================================================================
                                                Three months ended June 30       Six months ended June 30
                                                      2004            2003            2004           2003
----------------------------------------------------------------------------------------------------------
(Increase) decrease in accounts
  receivable                                     $(28,407)       $(12,385)       $(32,633)       $  1,024
(Increase) in income
  taxes recoverable                               (11,174)              -         (11,174)              -
(Increase) decrease in inventories                 (2,456)          3,322          (6,583)         18,340
(Increase) decrease in prepaid
  expenses                                         (9,792)          7,996         (16,589)          3,836
Increase (decrease) in accounts
   payable and accrued liabilities                 25,255            (274)         (3,178)        (15,588)
(Decrease) in income
  taxes payable                                    (7,729)         (3,406)         (1,987)         (4,504)
----------------------------------------------------------------------------------------------------------
                                                 $(34,303)       $ (4,747)       $(72,144)       $  3,108
==========================================================================================================

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

6.    SEGMENTED INFORMATION:

The Company's reportable businesses segments are Home Video replication/duplication, Audio/ROM replication/duplication and Printing.

The Home Video replication/duplication segment manufactures DVDs and VHS video cassettes. The Audio/ROM replication/ duplication segment manufactures CDs and CD-ROM, and audio cassettes. The Printing segment provides design, printing and packaging services. The other segment includes distribution services and merchandising sales.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

===================================================================================================================
                                                                                  Three months ended June 30, 2004
-------------------------------------------------------------------------------------------------------------------
                                          Home Video       Audio/ROM
                                        replication/    replication/
Industry segments:                       duplication     duplication       Printing          Other           Total
-------------------------------------------------------------------------------------------------------------------
REVENUE FROM EXTERNAL CUSTOMERS           $  213,961        $ 75,801       $ 48,192       $ 87,457      $  425,411
EARNINGS BEFORE INTEREST EXPENSE,
   INVESTMENT INCOME, AND INCOME
   TAXES                                      19,259           6,823          1,599         (3,038)         24,643
TOTAL ASSETS                               1,235,892         450,729        216,245        108,883       2,011,749
AMORTIZATION OF CAPITAL ASSETS                24,848           4,974          2,086          2,831          34,739
AMORTIZATION OF INTANGIBLE ASSETS             14,147             165          2,166              -          16,478
CAPITAL EXPENDITURES                           9,615           1,910          2,278          3,971          17,774
===================================================================================================================



===================================================================================================================
                                                                                    Six months ended June 30, 2004
-------------------------------------------------------------------------------------------------------------------
                                          Home Video       Audio/ROM
                                        replication/    replication/
Industry segments:                       duplication     duplication       Printing          Other           Total
-------------------------------------------------------------------------------------------------------------------
REVENUE FROM EXTERNAL CUSTOMERS           $  466,488        $146,443       $112,501       $162,216        $887,648
EARNINGS BEFORE INTEREST EXPENSE,
   INVESTMENT INCOME, AND INCOME
   TAXES                                      43,873          13,708          9,011         (6,614)         59,978
TOTAL ASSETS                               1,235,892         450,729        216,245        108,883       2,011,749
AMORTIZATION OF CAPITAL ASSETS                47,370          11,647          4,051          5,071          68,139
AMORTIZATION OF INTANGIBLE ASSETS             29,316             318          4,352              -          33,986
CAPITAL EXPENDITURES                          37,863           3,354          2,999          8,105          52,321
ADDITIONS TO GOODWILL AND
  INTANGIBLE ASSETS                              767               9            114              -             890
===================================================================================================================

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

===================================================================================================================
                                                                                  Three months ended June 30, 2003
-------------------------------------------------------------------------------------------------------------------
                                                      Home Video        Audio/ROM
                                                    replication/     replication/
Industry segments:                                   duplication      duplication           Other            Total
-------------------------------------------------------------------------------------------------------------------
REVENUE FROM EXTERNAL CUSTOMERS                         $ 90,041         $ 29,320         $18,451         $137,812
EARNINGS BEFORE INTEREST EXPENSE, INVESTMENT
   INCOME, AND INCOME TAXES                               11,118              707             322           12,147
TOTAL ASSETS                                             342,584          151,469          55,377          549,430
AMORTIZATION OF CAPITAL ASSETS                             8,263            2,869           1,131           12,263
CAPITAL EXPENDITURES                                      18,921            1,132           1,753           21,806
===================================================================================================================


===================================================================================================================
                                                                                    Six months ended June 30, 2003
-------------------------------------------------------------------------------------------------------------------
                                                      Home Video        Audio/ROM
                                                    replication/     replication/
Industry segments:                                   duplication      duplication           Other            Total
-------------------------------------------------------------------------------------------------------------------
REVENUE FROM EXTERNAL CUSTOMERS                         $170,916         $ 55,865         $41,292         $268,073
EARNINGS BEFORE INTEREST EXPENSE, INVESTMENT
   INCOME, AND INCOME TAXES                               21,701            1,559             670           23,930
TOTAL ASSETS                                             342,584          151,469          55,377          549,430
AMORTIZATION OF CAPITAL ASSETS                            15,392            5,678           2,293           23,363
CAPITAL EXPENDITURES                                      26,041            1,154           1,860           29,055
===================================================================================================================


Revenue from external customers is comprised of the following:

===============================================================================
                                                    Three months ended June 30
                                                2004                      2003
-------------------------------------------------------------------------------
DVD                                         $199,690                   $65,068
VHS VIDEO CASSETTE                            14,271                    24,973
AUDIO CD/CD-ROM                               73,020                    26,894
AUDIO CASSETTE                                 2,782                     2,425
PRINTING                                      48,192                         -
DISTRIBUTION                                  39,744                    15,196
MERCHANDISING                                 44,254                         -
OTHER                                          3,458                     3,256
-------------------------------------------------------------------------------
                                            $425,411                  $137,812
===============================================================================

===============================================================================
                                                      Six months ended June 30
                                                2004                      2003
-------------------------------------------------------------------------------
DVD                                         $433,169                  $113,724
VHS VIDEO CASSETTE                            33,319                    57,192
AUDIO CD/CD-ROM                              140,373                    51,192
AUDIO CASSETTE                                 6,071                     4,672
PRINTING                                     112,501                         -
DISTRIBUTION                                  70,297                    27,477
MERCHANDISING                                 77,974                         -
OTHER                                         13,944                    13,816
-------------------------------------------------------------------------------
                                            $887,648                  $268,073
===============================================================================

CINRAM INTERNATIONAL INC.
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com